American Airlines, Inc. Pass Through Certificates, Series 2019-1 Investor Presentation August 1, 2019 Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No, 333-216167-01 August 1, 2019

Cautionary Statement Regarding Forward-Looking Statements and Information This document includes forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about future financial and operating results, American’s (as defined herein) plans, objectives, estimates, expectations, and intentions, estimates and strategies for the future, and other statements that are not historical facts. These forward-looking statements are based on American’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth in American’s Annual Report on Form 10-K for the year ended December 31, 2018 (especially in Part I, Item 1A, Risk Factors and Part II, Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations), in American’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 (especially in Part II, Item 1A, Risk Factors and Part I, Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations), and in American’s other filings with the Securities and Exchange Commission (“SEC”), and other risks and uncertainties listed from time to time in American’s other filings with the SEC. There may be other factors of which American is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. American does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. This Investor Presentation highlights basic information about American and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. American has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the other documents American has filed with the SEC that are incorporated by reference therein, the prospectus supplement and any free writing prospectus for more complete information about American and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, American, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets, Inc. (“Citigroup”) at 1-212-723-6171 or Credit Suisse Securities (USA) LLC (“Credit Suisse”) at 1-800-221-1037 or Morgan Stanley & Co. LLC (“Morgan Stanley”) at 1-800-718-1649. This presentation is not an offer to sell any securities and we are not soliciting an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.

Transaction Overview American Airlines, Inc. (“American”) intends to raise up to $1,096,508,000 in aggregate proceeds through an offering of Series 2019-1 Pass Through Certificates (the “Certificates”) in three classes: Class AA Certificates: $578,712,000 Class A Certificates: $289,358,000 Class B Certificates: $228,438,000 The proceeds from the offering will be used by American to finance 35 aircraft that were previously delivered to American on various dates beginning in April 2015 or are currently scheduled to be delivered to American by September 2020, including: The Certificates offered in the transaction will include three amortizing tranches of debt: Class AA senior tranche amortizing over 12.5 years with a 37.4% initial / max Loan-to-Value ratio (“LTV”)1 Class A subordinated tranche amortizing over 12.5 years with a 56.2% initial / max LTV1 Class B junior subordinated tranche amortizing over 8.5 years with a 70.3% initial / max LTV1 American will retain the option to issue additional subordinated classes of Certificates at any time and from time to time with respect to any or all of the aircraft in the future The transaction’s legal structure will be substantially consistent with recent American EETC precedents, including: Standard cross-collateralization, cross-default and buy-out rights Three tranches of cross-subordinated and cross-defaulted debt 18-month Liquidity Facility for each of the Class AA, Class A and Class B Certificates Waterfall with preferred junior interest (consistent with recent American EETCs) Citigroup and Credit Suisse will act as Joint Structuring Agents and Lead Bookrunners; Morgan Stanley will act as Joint Lead Bookrunner Citibank, N.A. will act as Depositary National Australia Bank Limited will act as Liquidity Provider 1 6x Airbus A321-231S aircraft (“A321ceo”) 7x Airbus A321-253NX aircraft (“A321neo”) 3x Boeing 737-800 aircraft 3x Boeing 787-8 aircraft 16x Embraer E175LR aircraft 1 Initial and Max Loan to Value ratios (“LTV”) are calculated as of February 15, 2021, the first regular distribution date after all aircraft are currently scheduled to have been delivered, and are based on certain appraised values of each aircraft and depreciation assumptions.

2019-1 EETC Structural Summary

	Class AA	Class A	Class B
Initial Face Amount	$578,712,000	$289,358,000	$228,438,000
Expected Ratings (Moody's / S&P)	Aa3 / AA	A2 / A	Baa3 / BBB-
Initial LTV / Maximum LTV[1]	37.4% / 37.4%	56.2% / 56.2%	70.3% / 70.3%
Weighted Average Life	8.7 years	8.7 years	5.6 years
Regular Distribution Dates	February 15 and August 15	February 15 and August 15	February 15 and August 15
Final Expected Distribution Date[2]	February 15, 2032	February 15, 2032	February 15, 2028
Final Legal Distribution Date[3]	August 15, 2033	August 15, 2033	August 15, 2029
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	Three semi-annual interest payments		
Depositary	Proceeds from the issuance will be held in escrow with the Depositary and withdrawn to purchase Equipment Notes as the aircraft are financed		

[1] Initial and Max Loan to Value ratios ("LTV") are calculated as of February 15, 2021, the first regular distribution date after all aircraft are currently scheduled to have been delivered, and are based on certain appraised values of each aircraft and depreciation assumptions.

[2] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.

[3] The Final Legal Distribution Date for each of the Class AA Certificates, Class A Certificates and Class B Certificates is the date that is 18 months after the Final Expected Distribution Date for that class of Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

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Key Structural Elements1 Three Classes of Certificates Offered Three tranches of amortizing debt, each of which will benefit from a liquidity facility covering three semi-annual interest payments Waterfall Interest on Eligible Pool Balance of the Class A Certificates is paid ahead of principal on the Class AA Certificates and interest on Eligible Pool Balance of the Class B Certificates is paid ahead of principal on the Class AA and Class A Certificates Buyout Rights After a Certificate Buyout Event, holders of a subordinate Class of Certificates have the right to purchase all (but not less than all) of the Certificates of more senior Classes at par plus accrued and unpaid interest No buyout right during the 60-day Section 1110 period No Equipment Note buyout rights Cross-Collateralization and Cross-Default The Equipment Notes will be cross-collateralized by all aircraft in the collateral pool All indentures will include cross-default provisions Threshold Rating Criteria for Liquidity Provider Downgrade drawing mechanics consistent with recent EETCs issued by American Threshold Rating Criteria for Depositary Replacement mechanics consistent with recent EETCs issued by American Collateral Strategically core aircraft types representative of American’s go-forward, widebody, narrowbody and regional fleet strategy Weighted average aircraft age of 2.1 years2 Additional Certificates American has the right to issue additional subordinated classes of Certificates at any time and from time to time with respect to any or all of the aircraft 3 1 Certain terms defined in prospectus supplement. 2 Weighted by the LMM of the appraised values of the aircraft as appraised by AISI, BK and mba, as of the anticipated Closing Date on August 15, 2019.

Overview of the Collateral Pool

Aircraft Collateral Summary – Appraised Values

- Appraisals indicate collateral cushions[1] of 62.6%, 43.8% and 29.7% on the Class AA, Class A and Class B Certificates, respectively, which are expected to increase over time as the debt amortizes

Aircraft Number	Aircraft Type	Narrow / Wide / Regional	Registration #	MSN	Delivery Date	Appraised Value ($MM)			
						AISI	BK	MBA	LMM[2]
1	A321-231S	Narrowbody	N152AA	6887	December 2015	41,420,000	42,900,000	45,280,000	42,900,000
2	A321-231S	Narrowbody	N157AA	6998	March 2016	43,070,000	45,180,000	45,080,000	44,443,333
3	A321-231S	Narrowbody	N159AN	7034	March 2016	42,710,000	44,840,000	45,080,000	44,210,000
4	A321-231S	Narrowbody	N158AN	7009	March 2016	40,640,000	43,360,000	43,390,000	42,463,333
5	A321-231S	Narrowbody	N160AN	7069	April 2016	42,940,000	45,680,000	45,340,000	44,653,333
6	A321-231S	Narrowbody	N161AA	7085	May 2016	41,090,000	44,490,000	43,900,000	43,160,000
7	A321-253NX	Narrowbody	N419AN	TBD	June 2020	57,050,000	58,760,000	58,450,000	58,086,667
8	A321-253NX	Narrowbody	N420AN	TBD	June 2020	57,050,000	58,760,000	58,450,000	58,086,667
9	A321-253NX	Narrowbody	N421UW	TBD	July 2020	57,140,000	58,850,000	58,500,000	58,163,333
10	A321-253NX	Narrowbody	N422AN	TBD	August 2020	57,230,000	58,950,000	58,550,000	58,243,333
11	A321-253NX	Narrowbody	N423AN	TBD	August 2020	57,230,000	58,950,000	58,550,000	58,243,333
12	A321-253NX	Narrowbody	N424AN	TBD	September 2020	57,330,000	59,040,000	58,600,000	58,323,333
13	A321-253NX	Narrowbody	N425AN	TBD	September 2020	57,330,000	59,040,000	58,600,000	58,323,333
14	737-800	Narrowbody	N984NN	31234	January 2016	39,770,000	35,480,000	37,910,000	37,720,000
15	737-800	Narrowbody	N985NN	31233	January 2016	39,720,000	35,460,000	37,910,000	37,696,667
16	737-800	Narrowbody	N986NN	31236	February 2016	39,760,000	35,820,000	38,130,000	37,903,333
17	787-8	Widebody	N803AL	40621	May 2015	103,940,000	103,070,000	94,040,000	100,350,000
18	787-8	Widebody	N813AN	40631	February 2016	106,070,000	107,700,000	98,770,000	104,180,000
19	787-8	Widebody	N814AA	40632	February 2016	106,840,000	108,280,000	98,770,000	104,630,000
20	E175LR	Regional	N202NN	17000467	April 2015	22,790,000	22,880,000	23,580,000	22,880,000
21	E175LR	Regional	N203NN	17000473	April 2015	22,330,000	22,410,000	23,110,000	22,410,000
22	E175LR	Regional	N204NN	17000477	May 2015	23,050,000	23,220,000	23,980,000	23,220,000
23	E175LR	Regional	N205NN	17000481	June 2015	22,540,000	22,860,000	23,550,000	22,860,000
24	E175LR	Regional	N230NN	17000550	April 2016	25,690,000	24,900,000	24,500,000	24,900,000
25	E175LR	Regional	N231AN	17000554	May 2016	25,050,000	24,980,000	24,650,000	24,893,333
26	E175LR	Regional	N232NN	17000560	May 2016	24,740,000	24,060,000	24,650,000	24,483,333
27	E175LR	Regional	N233NN	17000561	May 2016	24,280,000	24,850,000	24,650,000	24,593,333
28	E175LR	Regional	N282NN	17000810	July 2019	29,950,000	29,820,000	30,850,000	29,950,000
29	E175LR	Regional	N283NN	TBD	September 2019	30,050,000	29,910,000	30,900,000	30,050,000
30	E175LR	Regional	N284JN	TBD	October 2019	30,100,000	29,940,000	30,920,000	30,100,000
31	E175LR	Regional	N285NN	TBD	October 2019	30,100,000	29,940,000	30,920,000	30,100,000
32	E175LR	Regional	N286NN	TBD	November 2019	30,150,000	29,970,000	30,950,000	30,150,000
33	E175LR	Regional	N287NN	TBD	November 2019	30,150,000	29,970,000	30,950,000	30,150,000
34	E175LR	Regional	N288NN	TBD	November 2019	30,150,000	29,970,000	30,950,000	30,150,000
35	E175LR	Regional	N289MW	TBD	January 2020	30,250,000	30,260,000	31,000,000	30,260,000
Total						**$1,519,700,000**	**$1,534,550,000**	**$1,523,410,000**	**$1,522,930,000**

[1] Collateral cushion calculated as of February 15, 2021, the first regular distribution date after all aircraft are scheduled to have been delivered, which also coincides with date of maximum LTV and is based on certain depreciation assumptions

[2] The appraised value of each aircraft set forth above is the lesser of the average and median appraised value of each such aircraft as appraised by three independent appraisal and consulting firms (Aircraft Information Services, Inc. *("AISI")*, BK Associates, Inc. *("BK")* and Morten Beyer & Agnew, Inc. *("mba")*. The appraised values provided by AISI are presented as of June 26, 2019, the appraised values provided by BK are presented as of June 30, 2019 and the appraised values provided by mba are presented as of June 30, 2019. In the case of existing aircraft, such appraisals indicate the appraised base value of such aircraft adjusted to reflect the maintenance status of such aircraft or otherwise take such maintenance status into account at the time of the related appraisal. In the case of the aircraft not yet delivered to American, the appraisals indicate the appraised base value projected as of the scheduled delivery month and year for such aircraft at the time of the related appraisal.

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By Delivery Date: 2.1 Years Average Age3 Collateral Breakdown1,2 6 Aircraft by Type Narrowbody / Widebody / Regional Jet New Deliveries / In-Service Aircraft NB: Narrowbody WB: Widebody RJ: Regional Jet 1 The appraised value of each aircraft set forth above is the lesser of the average and median appraised value of each such aircraft as appraised by three independent appraisal and consulting firms (Aircraft Information Services, Inc. (“AISI”), BK Associates, Inc. (“BK”) and Morten Beyer & Agnew, Inc. (“mba”). The appraised values provided by AISI are presented as of June 26, 2019, the appraised values provided by BK are presented as of June 30, 2019 and the appraised values provided by mba are presented as of June 30, 2019. In the case of existing aircraft, such appraisals indicate the appraised base value of such aircraft adjusted to reflect the maintenance status of such aircraft or otherwise take such maintenance status into account at the time of the related appraisal. In the case of the aircraft not yet delivered to American, the appraisals indicate the appraised base value projected as of the scheduled delivery month and year for such aircraft at the time of the related appraisal. 2 Values may not sum to 100% due to rounding 3 Weighted by the LMM of the appraised values of the aircraft as appraised by AISI, BK and mba, as of the anticipated Closing Date on August 15, 2019.

Collateral Aircraft Assessment 7 E175LR A321-253NX (A321neo) A321-231S (A321ceo) 787-8 737-800 In-service fleet of over 576 aircraft; backlog of 192 Demand for Embraer E175LR aircraft has been strong as major U.S. airlines placed significant new orders and contracts for 76-seaters to replace 50- seaters, as a result of new scope clause agreements American has 21 E175LR aircraft on order, Republic confirmed its order for 100 E175LRs, and United Airlines placed a firm order for 25 aircraft American has 168 E175 aircraft in service with Wholly Owned Carriers and Affiliates A321neo is expected to be one of the most marketable aircraft in its category with compelling economics at the top of the single-aisle market Offers 15% fuel savings over A321ceo and a new design standard to accommodate up to 240 passengers A321neo will primarily operate on high demand routes from our hubs to other major markets and from Los Angeles and Phoenix to Hawaii American has 6 A321neo aircraft in service and an additional 64 A321neo aircraft on order all with Airbus Cabin Flex configuration Well placed in the middle of the market and well distributed between full service, low-cost and leisure airlines Predicted demand of almost 5,900 intermediate-size passenger widebodies, including the 787 family, over the next 20 years Large order in 2018 for 22 aircraft from American gives a boost to the backlog American has 20 787-8 in aircraft in service and an additional 22 787-8 aircraft on order A321ceo offers lower seat-mile costs compared to 150-seaters plus more capacity at slot or gate-constrained airports Freighter conversion programs are providing good end-of-life prospects for A321ceos, with first conversions expected in 2019 American has 219 A321ceo aircraft in service, with an average age of 5.7 years Considered the most liquid narrowbody to date 4,750 in operation with 190 operators, with a backlog of 95 aircraft – very popular among mainline, charter and low-cost carriers, good regional distribution, and a favorite with the leasing community Over the last decade, the 737-800 has replaced the MD-80 as the workhorse of the American domestic network American has 304 737-800 aircraft in service, with an average age of 9.6 years AAL to review/ confirm Source: American, Ascend Market Commentary as of 2Q 2019.

The Airbus A321-231S is well positioned to take advantage of traffic growth Airbus A321-231S (A321ceo) 8 Source: Ascend Market Commentary as of 2Q 2019. The A321ceo offers lower seat-mile costs compared to 150-seaters plus more capacity at slot or gate-constrained airports Sharklets (installed on all A321-231S to be financed) improve fuel burn and increase range to allow for true U.S. transcontinental flights, making it a viable 757 replacement Freighter conversion programs are providing good end-of-life prospects for A321ceos, with first conversions expected in 2019 At the end of Q2 2019, there were 1,637 aircraft in service with 103 operators Over 350 of those aircraft were in China, and a further 71 were on order with six operators Operators # of Aircraft 1 American Airlines 219 2 Delta Air Lines 127 3 China Southern Airlines 99 4 Turkish Airlines 68 5 China Eastern Airlines 67 Total 580 Lessors # of Aircraft 1 AerCap 72 2 Avolon 51 3 BBAM 48 4 BOC Aviation 42 5 Aviation Capital Group 39 Total 252 Top 5 Operators & Lessors (In Service / On Order)

Airbus A321-253NX (A321neo) 9 Source: Ascend Market Commentary as of 2Q 2019. The A321neo is expected to continue the A320 heritage of being one of the most marketable aircraft with compelling economics that will be at top of the single-aisle market Expected to develop global population with operators in all sectors, including scheduled, low-cost and charter Offers 15% fuel savings over A321-200 with a new design standard that can accommodate up to 240 passengers Two different technological approaches to reduce fuel burn offer a product hedge against new technology risk Aircraft has seating and range advantage over the 737 MAX 9 The market for A321neo-sized aircraft category is predicted to be around 9,000 aircraft over the next 20 years Operators # of Aircraft 1 Wizz Air 184 2 IndiGo 150 3 VietJet Air 122 4 American Airlines 100 5 Delta Air Lines 100 Total 656 Lessors # of Aircraft 1 Air Lease Corporation 136 2 AerCap 92 3 Avolon 56 4 GECAS 52 5 SMBC Aviation Capital 33 Total 369 Top 5 Operators & Lessors (In Service / On Order) The Airbus A321neo provides minimum-change continuity with A320 family

Lessors # of Aircraft 1 AerCap 214 2 GECAS 189 3 SMBC Aviation Capital 161 4 ICBC Leasing 136 5 BBAM 126 Total 826 Boeing 737-800 10 Source: Ascend Market Commentary as of 2Q 2019. Considered the most liquid single-aisle aircraft today Over 4,750 in operation with 190 operators, and a backlog of 95 aircraft – very popular among mainline, charter and low-cost carriers, good regional distribution, and a favorite with the leasing community Over the last decade, the 737-800 has replaced the MD-80 as the workhorse of American’s domestic network Very active leasing market Over 50% on operating leases with younger aircraft finding new lessees well ahead of lease return dates Continued product improvements, such as longer maintenance intervals and Scimitar winglets, support long-term demand Operators # of Aircraft 1 Ryanair 434 2 American Airlines 304 3 Southwest Airlines 224 4 China Southern Airlines 162 5 Hainan Airlines 150 Total 1,274 Top 5 Operators & Lessors (In Service / On Order) The Boeing 737-800 has wide market appeal

Boeing 787-8 11 Source: Ascend Market Commentary as of 2Q 2019. Includes 787-9 and 787-10 aircraft. Well placed in the middle of the market and well distributed between full service, low-cost and leisure airlines Predicted demand of almost 5,900 intermediate-size passenger widebodies, including 787 family aircraft, over the next 20 years Large order in 2018 for 22 787-8 aircraft from American gives a boost to the backlog Overall 787 production rate has increased to 14/month in 2019 787-8 market values have remained stable since Q1 2019 787-8 is regarded as a good route-prover by American and other airlines Currently, there are 425 787-8s in service/on order with over 40 airline operators Operators # of Aircraft 1 American Airlines 42 2 ANA-All Nippon Airways 35 3 Qatar Airways 30 4 Japan Airlines 29 5 Air India 24 Total 160 Lessors # of Aircraft 1 BBAM 27 2 Boeing Capital 22 3 AerCap 18 4 SMBC Aviation Capital 13 5 ICBC Leasing 11 Total 91 Top 5 Operators & Lessors (In Service / On Order)1 The Boeing 787 is the benchmark in the long-haul widebody market

Embraer E175LR

- In-service fleet of 576 E175LR aircraft, with 192 on order
- Demand for Embraer E175LR aircraft has been strong as major U.S. airlines continue to place significant new orders and contracts
  - American's total E175LR order backlog is for 104 aircraft, Republic confirmed its order for 100 E175LRs, and United Airlines placed a firm order for 20 aircraft
- Boeing-Embraer joint venture gives Embraer access to Boeing's global sales and support network
- The Embraer E175LR offers mainline jet comfort thanks to its double bubble design
  - Most cabin volume per seat
  - Large eye-level windows are 30% larger than those on similar aircraft
  - Four-abreast seating and no middle seat, allowing easy access to seats and overhead bins and fast boarding and deplaning
  - Generous headroom with overhead bins accommodate roll-on bags up to 24"x16"x10"
  - Superior ground service access and baggage handling

Top 5 Operators & Lessors (In Service)[1]

	Operators	# of Aircraft
1	Republic Airlines	288
2	SkyWest Airlines	158
3	Envoy Air	84
4	Mesa Airlines	60
5	Compass Airlines	56
	Total	**646**

	Lessors	# of Aircraft
1	Nordic Aviation Capital	28
2	GECAS	28
3	Falko	10
4	ALM – Aircraft Leasing & Mgmt.	8
5	GA Telesis	8
	Total	**82**

Range of Embraer 175 LR



DALLAS

Source: Ascend Market Commentary as of 2Q 2019.

1. Includes all E170/E175 aircraft

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